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                          SCUDDER NEW EUROPE FUND, INC.
                              AMENDMENT TO BY-LAWS
                            Approved October 30, 1996

RESOLVED, that, pursuant to the provision of Section 11.1 of the Fund's By-Laws, the second paragraph of Section 2.2, and Section 4.1 of the Fund's By-Laws are hereby amended to read as follows:

      Section 2.2 Special Meetings. Special meetings of stockholders shall also be called by the Secretary upon the written request of the holders of shares entitled to not less than 50% of all the votes entitled to be cast at such meeting, provided that (a) such request shall state the purposes of such meeting and the matters proposed to be acted on, and (b) the stockholders requesting such meeting shall have paid to the Corporation the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary shall determine and specify to such stockholders. No special meeting shall be called upon the request of stockholders to consider any matter which is substantially the same as a matter voted upon at any special meeting of the stockholders held during the preceding 12 months, unless requested by the holders of a majority of all shares entitled to be voted at such meeting. [MGCL ss. 2-502]; and

Section 4.1 Organization. By resolution adopted by the Board of Directors, the Board may designate one or more committees, including an Executive Committee, which shall consist of not less than two Directors. The Chairman of such committees shall be elected by the Board of Directors. Each member of a committee shall be a Director and shall hold office in accordance with the By-Laws of the Fund. The Board of Directors shall have the power at any time to change the members of such committees and to fill vacancies in the committees. The Board may delegate to these committees any of its powers, except those which by law may not be delegated to a committee. If the Board of Directors has given general authorization for the issuance of stock providing for or establishing a method or procedure for determining the maximum number of shares to be issued, a committee of the Board, in accordance with that general authorization or any stock option or other plan or program adopted by the Board, may authorize or fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued including all terms and conditions required or permitted to be established or authorized by the Board of Directors under
Section 3.2 of these By-Laws. [MGCL ss. 2-411]